Filed pursuant to Rule 433
Registration Statement No. 333-180300-03
June 12, 2013

CREDIT SUISSE
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USA

Media Release

Credit Suisse Announces Launch of Two New Commodity Index ETNs

The Commodity Benchmark ETN (“CSCB”) and the Commodity Rotation ETN (“CSCR”) offer innovative strategies to access diversified commodity exposure

New York, June 12, 2013 Credit Suisse today announced the launch of two new commodity index ETNs which are listed under the ticker symbols “CSCB” and “CSCR” and began trading on the NYSE ARCA this morning. CSCB is the first exchange traded product in the US market to offer investors access to the Credit Suisse Commodity Benchmark Total Return Index. CSCR is the first exchange traded product in the US market to offer investors exposure to the Credit Suisse Backwardation Total Return Index.

The Credit Suisse Commodity Benchmark Total Return Index underlying the CSCB ETN is a long-only diversified commodity benchmark index composed of notional futures contracts on 34 physical commodities (as of the 2013 annual rebalance). The index seeks to provide wider diversification and closer reflection of the overall global commodity complex than existing commodity indices. The index features an extended roll period of 15 days per month. The index also invests in contracts that expire between one to three months (where available), spreading exposure across multiple delivery periods, versus the more traditional front-month contract only investment.

The Credit Suisse Commodity Backwardation Index, underlying the CSCR ETN, is a long-only diversified commodity index composed of single-commodity indices that follows a rules-based strategy to select eight commodities based on the price of the commodity futures contracts of various terms. The index measures the level of backwardation (where the prices of futures contracts nearer to expiration are higher than prices of futures contracts with longer to expiration) or contango (where the prices of futures contracts nearer to expiration are lower than prices of futures contracts with longer to expiration) between two observation points on the curve (month 1 and, generally, month 6). Each month, the Index takes a notional weighted long position in eight single-commodity sub-indices from a universe of 24 eligible sub-indices.

“We are proud to be bringing to market these two innovative long-only commodity index-based ETNs. CSCB provides an alternative to the established commodities exchange traded products and offers more commodities and a longer roll period, in a rules based, transparent strategy,” said Greg King, head of exchange traded products in Credit Suisse’s Investment Bank. “CSCR provides a ‘Commodities 2.0’ solution that offers an investable way to allocate to the commodities that exhibit the most backwardation or least contango.”

Mark Harvey, global head of commodities structuring for Credit Suisse commented, “the Credit Suisse Commodity Benchmark Total Return Index updates a physical commodity futures index originally

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formulated in 1975 by commodities expert Bob Greer and first published in 1978. We have retained the key aspects of that index – including rebalancing, multi-period exposure and weighting methodology – to create an updated robust benchmark for the performance of the current global commodities markets.”

More information on the Credit Suisse Commodities Benchmark ETN (CSCB) and the Credit Suisse Commodities Rotation ETN (CSCR) can be found on: www.credit-suisse.com/etn

Press Contact
Katherine Herring, Tel: 212 325 7545, katherine.herring@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 47,400 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

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Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement and the prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

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